UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35439

TAU ACQUISITION LLC

(Exact name of registrant as specified in its charter)

600 La Terraza Boulevard

Escondido, California 92025-3873

(760) 741-2111

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Tau Acquisition LLC, successor to American Realty Capital Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TAU ACQUISITION LLC, a Delaware limited liability company

By: Realty Income Corporation, a Maryland corporation, its sole and managing member

By: /s/ Michael R. Pfeiffer

Name: Michael R. Pfeiffer

Title: Executive Vice President, General Counsel and Secretary

Dated February 1, 2013